MET INVESTORS SERIES TRUST

AMENDMENT NO. 2 TO THE INVESTMENT ADVISORY AGREEMENT

(Rainier Large Cap Equity Portfolio)

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated October 31, 2007, as amended May 1, 2009, by and between Met Investors Advisory LLC (a predecessor to MetLife Advisers, LLC) (the “Adviser”) and Rainier Investment Management, Inc. (the “Subadviser”), with respect to the Rainier Large Cap Equity Portfolio, a series of Met Investors Series Trust, is entered into effective the 1st day of January, 2012.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed-upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to change the Subadviser’s fee to the following:

Percentage of average daily net assets
Rainier Large Cap Equity Portfolio	0.400% of the first $150 million of such assets, plus 0.350% of such assets over $150 million up to $500 million, plus 0.325% of such assets over $500 million up to $1 billion, plus 0.300% of such assets over $1 billion up to $2 billion, plus 0.250% of such assets over $2 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 1st day of January, 2012.

METLIFE ADVISERS, LLC		RAINIER INVESTMENT MANAGEMENT, INC.

By:	/s/ Jeffrey L. Bernier	By:	/s/ James M. Ridgeway
Name:	Jeffrey L. Bernier	Name:	James M. Ridgeway
Title:	Senior Vice President	Title:	President